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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

           ----------------------------------------------------------
                            SUPERIOR FINANCIAL CORP.
                                (Name of Issuer)

                                  Common Stock
                            par value $0.01 per share
                         (Title of Class of Securities)

                                C. Stanley Bailey
                             Chief Executive Officer
                            Superior Financial Corp.
                         16101 LaGrande Drive, Suite 103
                           Little Rock, Arkansas 72223
                                 (501) 324-7282
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   May 6, 2002
             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

CUSIP No: 868161 10 0

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1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
   (entities only):
                  Financial Stocks, Inc.
                  31-1437546

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2) Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [_]
         (b)     [X]

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3) SEC Use Only:

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4) Source of Funds (See Instructions): AF

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e): [_]

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6) Citizenship or Place of Organization: Ohio

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Number of         (7)      Sole Voting Power:              377,999        4.41%
Shares            (8)      Shared Voting Power:                  0         0.0%
Beneficially      (9)      Sole Dispositive Power:         377,999        4.41%
Owned by          (10)     Shared Dispositive Power:             0         0.0%
Each Reporting
Person With

         * The percentages are based upon 8,574,748 shares of Superior Financial Corp. shares of common stock outstanding as of March 15, 2002 as reported by Superior Financial Corp. in its Annual Report on Form 10-K for the year ended December 31, 2001.

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11) Aggregate Amount Beneficially Owned by Each Reporting Person: 377,999  4.41%

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):  [X]

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13) Percent of Class Represented by Amount in Row (11):       4.41%

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14) Type of Reporting Person (See Instructions): CO




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Item 1.   Security and Issuer

                   Common Stock, par value $0.01 per share

                   Superior Financial Corp.
                   16101 LaGrande Drive, Suite103
                   Little Rock, Arkansas 72223

Item 2.   Identity and Background

                   (a)    Financial Stocks, Inc., an Ohio Corporation

                   (b)    441 Vine Street, Suite 507
                          Cincinnati, Ohio 45202
                          (principal office and principal business address)

                   (c)    Registered Investment Advisor

                   (d)    Not Applicable

                   (e)    Not Applicable

                   (f)    United States

Item 3.   Source and Amount of Funds or Other Consideration

          The events which caused this filing were as follows:

           (1) the distribution of 85,000 shares of common stock of Superior Financial Corp. on May 3, 2002, by Vine Street Exchange Fund, L.P. to certain of its limited partners. Financial Stocks, Inc. is the general partner of Vine Street Exchange Fund, L.P. Additionally, on October 1, 2001, a distribution of 84,501shares (less than 1% of the then outstanding shares) of Superior Financial Corp. common stock was made to the estate of one of the limited partners of Vine Street Exchange Fund, L.P. No consideration was received for either of these distributions.


Item 4.   Purpose of Transaction

                   The distributions of common stock which are the subject of this filing were made in accordance with the organizational documents and stated investment goals of Vine Street Exchange Fund, L.P.

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Item 5.  Interest in Securities of the Issuer

                  (a)    Aggregate Number and Percentage Beneficially Owned:*
                         --------------------------------------------------

                         Common Stock              377,999           4.41%

                         * Includes shares held by Financial Stocks Private Equity Fund 1998, L.P. and Vine Street Exchange Fund, L.P. Financial Stocks, Inc, is the general partner of Financial Stocks Private Equity Fund 1998, L.P. and Vine Street Exchange Fund, L.P.


                  (b)    Power to Vote and Dispose of Shares:
                         -----------------------------------

                         As the general partner of Financial Stocks Private Equity Fund 1998, L.P., Financial Stocks, Inc. has the power to vote and dispose of 235,000shares held by that fund. As the general partner of Vine Street Exchange Fund, L.P., Financial Stocks, Inc. has the power to vote and dispose of the 142,999 shares held by that fund.

                  (c)    Transactions During the Past 60 Days:
                         ------------------------------------

                         Financial Stocks, Inc. has not traded any common stock of Superior Financial Corp. in the last 60 days.

                         Vine Street Exchange Fund, L.P. distributed 85,000 shares of Superior Financial Corp. common stock on May 3, 2002 to certain of its limited partners. No consideration was received for this distribution.

                  (d)    Rights of Other Persons with Respect to Securities:
                         --------------------------------------------------

                         Not Applicable.

                  (e)    Sale on Which Reporting Person Ceased to be
                         -------------------------------------------
                         Beneficial Owner of more than five percent of the
                         -------------------------------------------------
                         class of securities:
                         -------------------

                         In connection with the distributions described above, Financial Stocks, Inc. ceased to be a beneficial owner of more than five percent of the common stock of Superior Financial Corp on May 3, 2002.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.

          Financial Stocks, Inc. is the general partner of Financial Stocks Private Equity Fund 1998, L.P. and Vine Street Exchange Fund, L.P. Financial Stocks Private Equity Fund 1998, L.P. owns or controls 235,000 shares of common stock of Superior Financial Corp. Vine Street Exchange Fund, L.P. owns or controls 142,999 shares of common stock of Superior Financial Corp. Steven N. Stein, John M. Stein, Alexander D. Warm and Stanley L. Vigran are the directors and shareholders of Financial Stocks, Inc. Steven N. Stein owns or controls 545,600 shares of the common stock of Superior Financial Corp. John M. Stein is a director of Superior Financial Corp. and owns or controls 160,800 shares of its common stock. Steven N. Stein and John M. Stein are brothers. Alexander D. Warm owns or controls 537,100 shares of common stock of Superior Financial Corp. Stanley L. Vigran owns or controls 30,000 shares of common stock of Superior Financial Corp.

         Steven N. Stein disclaims any beneficial ownership of the stock owned or controlled by any of John M. Stein, Alexander D. Warm and Stanley L. Vigran. John M. Stein disclaims any beneficial ownership of the stock

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         owned or controlled by any of Steven N. Stein, Alexander D. Warm and
         Stanley L. Vigran. Alexander D. Warm disclaims any beneficial ownership of the stock owned or controlled by any of Steven N. Stein, John M. Stein or Stanley L. Vigran. Stanley L. Vigran disclaims any beneficial ownership of the stock owned or controlled by any of Steven N. Stein, John M. Stein or Alexander D. Warm.

Item 7.  Material Filed as Exhibits

                  Not Applicable.



                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             May 3, 2002

                                             FINANCIAL STOCKS, INC.



                                             /s/ Steven N. Stein
                                             -------------------
                                             BY:  Steven N. Stein
                                             ITS: Chief Executive Officer

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